Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455 – 3615	rbrandon@stblaw.com
October 11, 2007
VIA FEDEX AND EDGAR

Re:	Patriot Coal Corporation Amendment No. 4 to the Registration Statement on Form 10 File No. 1-33466
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Donna Levy
Dear Ms. Levy:
     On behalf of Patriot Coal Corporation (“Patriot” or the “Company”) we are providing the following response to the telephonic comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 11, 2007 (the “Comment”) relating to the above-referenced Amendment No. 4 to the Registration Statement on Form 10 to be filed with the SEC concurrently with this letter (the “Registration Statement”).
     The Staff has requested that the Company explain whether Irl F. Engelhardt will be an executive officer following the Company’s spin-off from Peabody Energy Corporation and, if so, whether he will be a “named executive officer” as defined in Item 402(a)(3) of Regulation S-K. The Company has considered the Staff’s comment, and has determined that, while Mr. Engelhardt will be an executive officer of the Company following the spin-off, he will not be a named executive officer because he is not expected to be one of the three most highly compensated executive officers of the Company (after its Chief Executive Officer and Chief Financial Officer).

Los Angeles	Palo Alto	Washington, D.C.	Hong Kong	London	Tokyo

Securities and Exchange Commission	2	October 11, 2007
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     The Company confirms the acknowledgment, in connection with the filing of the Registration Statement and our responses to Comment:
     1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
     2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and
     3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
* * * *
     Please do not hesitate to call either Risë Norman (212-455-3080) or me (212-455-3615) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ D. Rhett Brandon
D. Rhett Brandon